Exhibit 21.1

GrubHub Inc.

List of Subsidiaries

(as of February 27, 2015)

Subsidiary	Jurisdiction
GrubHub Holdings Inc.**	Delaware
Seamless North America, LLC*	Delaware
Seamless Holdings Corporation*	Delaware
Dot Menu LLC*	Delaware
Osmio Acquisition LLC*	Delaware
The Menu Marketing Group, LLC*	Delaware
DiningIn LLC‡	Delaware
Restaurants on the Run, LLC‡	Delaware
Slick City Media, Inc.***	New York
Seamless Europe, Ltd.	United Kingdom

*Entity dissolved as of December 31, 2014

**GrubHub Holdings Inc. may use the names GrubHub, Seamless and AllMenus.

***Slick City Media, Inc. may use the name MenuPages.

‡ Assets and operations of which were not included in the consolidated financial statements of GrubHub Inc. as of December 31, 2014